[redacted]

SECUR 04018075 COMMISSION
49

AH
3-30-2004

CM 3/25

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ANNUAL AUDITED REPORT

RECEIVED
MAR - 1 2004
158

SEC FILE NUMBER
8-46705

FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Fiserv Execution Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Square 2005 Market Street
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Williams (215) 636-3241
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AH
3-30-2004

AFFIRMATION

We, Walter J. Koller and Robert D. Williams, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Fiserv Execution Services, Inc. for the year ended December 31, 2003, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date

Walter J. Koller
President and Chief Executive Officer

Signature Date

Robert D. Williams
Controller

VALEREE P ROOT
COMMONWEALTH OF PENNSYLVANIA
COMMISSIONER OF DEEDS
My Commission Expires October 12, 2006

Fiserv Execution Services, Inc.
(An Indirect Wholly Owned Subsidiary of Fiserv, Inc.)

Statement of Financial Condition as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Stockholder and Board of Directors
Fiserv Execution Services, Inc.
Philadelphia, PA

We have audited the accompanying statement of financial condition of Fiserv Execution Services, Inc. (an indirect wholly owned subsidiary of Fiserv, Inc.) (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fiserv Execution Services, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the statement of financial condition, on February 17, 2004, the Company filed Form BDW ("Uniform Request Withdrawal from Broker-Dealer Registration").

Deloitte & Touche LLP

February 18, 2004

FISERV EXECUTION SERVICES, INC.
(An Indirect Wholly Owned Subsidiary of Fiserv, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$ 383,903
Receivable from Fiserv Clearing, Inc.	95,467
Other assets	96,268
TOTAL ASSETS	$ 575,638
LIABILITY AND STOCKHOLDER'S EQUITY	
LIABILITY:	
Accounts payable	$ 17,500
STOCKHOLDER'S EQUITY:	
Common stock, par value $.001—1,000 shares authorized and outstanding	1
Additional paid-in capital	624,999
Accumulated deficit	(66,862)
Total stockholder's equity	558,138
TOTAL LIABILITY AND STOCKHOLDER'S EQUITY	$ 575,638

See notes to statement of financial condition.

FISERV EXECUTION SERVICES, INC.
(An Indirect Wholly Owned Subsidiary of Fiserv, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

General and Basis of Presentation—Fiserv Execution Services, Inc., formerly known as BHC Trading Corp., (the "Company") is a wholly owned subsidiary of BHC Investments, Inc., which is a wholly owned subsidiary of Fiserv Clearing, Inc. ("FCI"). FCI is a wholly owned subsidiary of Fiserv, Inc. ("Fiserv").

The Company acted as a "securities specialist" operating on the floor of the Philadelphia Stock Exchange. In April of 2003, the Company ceased operations, terminated employees, and withdrew its membership with the Philadelphia Stock Exchange. The Company is in the process of filing a Broker Dealer Withdrawal with the Security and Exchange Commission.

Securities Transactions—Securities transactions and the related trading gains and losses and expenses are recorded on a trade date basis.

Income Taxes—The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by Fiserv. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes.

Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax balances are determined by applying the currently enacted tax rate to future years for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid debt instruments with maturities of three months or less at the time of purchase.

Fair Value of Financial Instruments—The carrying amounts of the Company's cash and cash equivalents approximates their fair values.

Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

New Accounting Pronouncements—In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions of this statement that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June

15, 2003 and for hedging relationships designated after June 30, 2003. All provisions are to be applied prospectively except for the provision of this statement that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003. These provisions are to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have an impact on the Company's financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and generally was effective at the beginning of the first interim period beginning after June 15, 2003. Currently, the Company had no financial instruments entered into or modified after May 31, 2003 that require application of this Statement. The adoption of this Statement has not had an impact on the Company's financial condition.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities.* The Interpretation clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB has published a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities,* and to exempt certain entities from its requirements. The Company is not a party to any variable interest entities covered by the Interpretation.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $360,109, which was $260,109 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

3. SEC RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as a specialist because it does not receive or handle customer funds.

4. INCOME TAXES

Aggregate deferred tax assets amounted to $53,000 at December 31, 2003. The approximate tax effect of the temporary difference that gives rise to the deferred tax balance at December 31, 2003 consists primarily of amortization.

5. COMMITMENTS AND CONTINGENCIES

Guarantees—The Company provides guarantees to securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

6. LITIGATION

In the normal course of business, the Company is subject to litigation. Although the ultimate outcome of potential and current litigation cannot be predicted with certainty, the Company's management does not expect that such litigation will have a material adverse effect on the Company s financial position or liquidity.

7. SUBSEQUENT EVENT

On February 17, 2004, the Company filed Form BDW ("Uniform Request Withdrawal from Broker-Dealer Registration") with the Securities and Exchange Commission wherein a full withdrawal from registration was requested. The financial impact of the BDW is immaterial.

* * * * * *

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 18, 2004

Fiserv Execution Services, Inc.
One Commerce Square
2005 Market Street
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Fiserv Execution Services, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 18, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities Exchange Commission, the National Association of Securities Dealers, Inc., the Philadelphia Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP